Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020-1001

April 27, 2015	Main Tel +1 212 506 2500
Main Fax +1 212 262 1910
www.mayerbrown.com

David S. Bakst
Direct Tel +1 212 506 2551
VIA EDGAR AND FEDERAL EXPRESS	Direct Fax +1 212 849 5551
dbakst@mayerbrown.com
Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Adaptimmune Therapeutics plc
Amendment No. 1 to Registration Statement
on Form F-1 Submitted on April 6, 2015
CIK No.: 0001621227
File No. 333-203267

Dear Mr. Riedler:

On behalf of our client, Adaptimmune Therapeutics plc (the “Registrant” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 16, 2015 (the “Comment Letter”), relating to the above referenced public filing on Form F-1 (the “Registration Statement”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

In addition, on behalf of the Registrant, we are hereby submitting an amended public Form F-1 registration statement (“Amendment No. 1”). Amendment No. 1 has been revised to reflect the Registrant’s responses to the comments from the Staff and certain other updating and conforming changes that are intended to update, clarify and render the information contained therein complete. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No.1, two of which have been marked to show changes from the previous public submission of the Registration Statement.

Use of Proceeds, page 65

Comment No. 1

We note your response to our prior comment 7 and your revised disclosure. Please provide your best estimate of the number of years these proceeds will fund the operation of the pilot facility and whether they will allow you to initiate or complete the feasibility study.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Response:

The Company has revised the disclosure on page 65 of Amendment No. 1 in response to the Staff’s comment.

Exclusive License for Bead Products , page 119.

Comment No. 2

We note your response to our prior comment 10 and your revised disclosure. Aggregate milestone payments are material features of your licensing and sublicensing agreements. Please revise your disclosure to include these potential aggregate milestones attributable to each of your license and sublicense agreements. Please also note that we are not requesting that you disclose discreet future milestone events or discreet future milestone payments.

Response:

The Company respectfully submits that the level of aggregate milestone payments in the exclusive license and sublicense between the Company and Life Technologies Corporation (part of Thermo Fisher Scientific Inc.), or ThermoFisher, are not material features of those agreements. The existence and duration of these agreements is material to the operation of the Company for the reasons set forth on pages 120 and 121 of Amendment No. 1 and the Company does disclose the material operative details of the license and sublicense agreements. The Company has further disclosed the fact that there are future milestone payments payable by the Company and the levels of upfront payments and the general details of other payments required to be paid by the Company under the license and sub-license agreements. The Company has now also disclosed that the aggregate milestone payments do not exceed a certain amount, namely U.S.$5 million per product under these agreements on page 122 of Amendment No. 1 in response to the Staff’s comment. The milestone payments are due on the achievement by the Company of certain development milestones in relation to each licensed product. These development milestones will span a number of years in relation to each licensed product. The Company does not expect the level of each development milestone in the license and sub-license to be material at the times at which such development milestones will become due and payable. The license and sub-license agreements include confidentiality obligations requiring the Company to keep the amount of these milestone payments confidential.  ThermoFisher has represented to the Company that disclosure of the level of the milestone payments even as aggregate figures will have a significant and material adverse effect on both its existing and future Cellular Medicine business especially since the license and sublicense agreements are field-based which means that ThermoFisher has the potential to and is in the process of negotiating other exclusive licenses with third parties in different fields or technology areas. ThermoFisher has represented to the Company that disclosure of the aggregate level of the amount of milestone payments would jeopardize these third party negotiations and materially harm its Cellular Medicine business.  ThermoFisher has also entered into similar arrangements under the licensed technology with other companies and has represented to us that those arrangements have never been made public. Finally, disclosure of the aggregate level of these milestones under the sub-license agreement requires not only the consent of ThermoFisher but also of the head-licensors, namely the University of Michigan, the U.S. Navy and the Dana-Farber Cancer Institute. Obtaining consents from these entities will be lengthy and may never materialize as these institutions will likely take the same view as ThermoFisher.

Consolidated Balance Sheets, page F-18

Comment No. 3

Refer to your response to comment 13. Your statement that the current operating cycle is expected to be up to three years appears to indicate that your normal operating cycle is not clearly identifiable. Please explain to us how your normal operating cycle is clearly identifiable when it can vary significantly. Alternatively, revise your balance sheet presentation to classify deferred revenues that you expect to recognize beyond 12 months as non-current liability. In your response explain to us why your realization of cash (see paragraph 68 of IAS 1) already and throughout the life of the GSK agreement is not indicative of a short normal operating cycle.

Response:

The Company has revised the disclosure on page F-11 of Amendment No. 1 in note 3 (Revenue and Segmental Reporting) to its unaudited consolidated financial statements for the six months ended December 31, 2014  in response to the Staff’s comment. The Company is providing below an explanation of its normal operating cycle and how it believes it is clearly identifiable in response to the Staff’s comment. In its response letter to the Staff dated April 6, 2015, the Company referred to its collaboration and license agreement with GlaxoSmithKline, or GSK, as its only current source of revenue and therefore the principal reference for defining its operating cycle, which may be up to three years. The Company respectfully submits to the Staff that its intention in its previous responses to the Staff on these issues was to indicate that it believes the Company’s current identifiable operating cycle is based on the NY-ESO therapeutic candidate program of the GSK collaboration and license agreement discussed below and that the period covered by this program is approximately three years, but that it is not capable of providing a very precise measurement. Three years is therefore the Company’s best estimate.  The Company did not intend to indicate and does not believe that the operating cycle was a broad time period or subject to significant variability. IAS 1.68 provides the definition of an operating cycle as “the time between acquisition of assets for processing and their realisation in cash and cash equivalents.” In the Company’s current situation under the GSK collaboration and license agreement, it has received payments in advance as part of an overall package of deliverables, and therefore the Company believes it is appropriate to interpret its operating cycle as the time between receipt of cash and cash equivalents and the fulfillment of obligations relating to that earnings process.

Under the collaboration and license agreement with GSK, the NY-ESO TCR therapeutic candidate program and associated manufacturing optimization work will be conducted by the Company in collaboration with GSK. GSK has an option to obtain an exclusive worldwide license to the NY-ESO therapeutic candidate program (the “option”), exercisable after the Company has delivered a Phase 1/2 data package (the “clinical data package”) for the program to GSK. If the option is exercised, GSK will assume full responsibility for the NY-ESO therapeutic candidate program through pivotal trials. The Company expects that the clinical data package that could be sufficient to enable a decision on proof of concept exercise will be available in 2017, three years after initiation of the program.

The Company believes that under the GSK collaboration and license agreement there are a clearly identifiable set of work-streams within clinical and chemistry, manufacturing and controls (CMC) development which together are intended to form the clinical data package that GSK will use to make a decision on whether to exercise the option and that the delivery of that clinical data package represents its operating cycle.

Under the collaboration and license agreement, the Company received an upfront payment of £25 million that is recognized on an input basis over the duration of the program prior to exercise of the option. The Company is entitled to various milestone payments based on the achievement of specified development and commercialization milestones. These milestones include advanced payments for initiations of trials and other work-streams. In December 2014, the Company received a payment of £2.5 million upon the parties’ decision to continue Cohort 1 of the Phase 1/2a ovarian cancer trial utilizing the NY-ESO therapeutic candidate, and in January 2015, the Company received a payment of £2 million upon the parties’ selection of four maximum lead priority generation 2 therapy programs. The Company recognizes milestones such as those achieved in December 2014 and January 2015 within deferred income.

The Company respectfully submits to the Staff that the receipt of these up-front payments does not reflect the completion of any earnings process; rather such receipts are prepayments of a portion of work-stream costs that the Company will incur in connection with the overall clinical data package. In fact, in negotiating the collaboration and license agreement, the milestones were structured to cover the total costs of the program prior to the exercise of the option. As there is no certainty that GSK will exercise the option, delivery of the clinical data package is currently the Company’s only significant earnings process. Accordingly, the Company’s cash and deferred income balances will fluctuate over the initial three years of the program due to differences between the timing of milestones and revenue recognition. An earnings process defined by periods between milestone payments would lead to accelerated recognition of revenue that did not fairly match the overall work performed and related costs. As the Company has only one significant contract and one earnings process relating to the delivery of the clinical data package, the Company defines its operating cycle as the aforementioned three year period.

The Company also considered the following guidance in concluding that is has a three year operating cycle:

IAS 1.62 states that “when an entity supplies services within a clearly identifiable operating cycle, separate classification of current and non-current assets and liabilities in the statement of financial position provides useful information by distinguishing the net assets that are continuously circulating as working capital from those used in the entity’s long-term operations.” The cash received in advance under the GSK collaboration and license agreement is necessary to fund the working capital of the program. Therefore, the Company respectfully submits to the Staff that the working capital requirements position currently presented, being predominantly the cash and cash equivalents offset by deferred income shown within current liabilities, fairly presents the liquidity position of the Company as it seeks to perform its operations under the collaboration and license agreement, and complies with the principles of IAS 1.62.

IAS 1.69(a) states that “an entity shall classify a liability as current when it expects to settle the liability as part of its normal operating cycle”. Further, IAS 1.70 states that “an entity classifies such operating items as current liabilities even if they are due to be settled more than twelve months after the reporting period. However, the operating cycle must be assumed to be twelve months if the operating cycle is not clearly identifiable.” The Company asserts that it has clearly identified its operating cycle as its delivery period for the clinical data package described above.

IAS 1.68 provides the definition of an operating cycle as “the time between acquisition of assets for processing and their realisation in cash and cash equivalents.” Where payments are received in advance as part of an overall package of deliverables, the Company believes it is appropriate to interpret this as the time between receipt of cash and cash equivalents and the fulfillment of obligations relating to that earnings process. The Company considered the following example included in section 3.1.40.40 of KPMG’s publication “Insights into IFRS” (11th edition 2014/5) which provides useful guidance for interpreting IAS 1.68 where up-front payments and a multi-year earnings process are involved:

For example, an entity develops software for third parties that takes two years to complete and receives payment for this service up front. Deferred revenue is recognised as a result of the up-front payment is classified as current even if the related service is not expected to be performed within 12 months of the end of the reporting period.

The Company believes that its facts and circumstances are similar to this example, except that the Company has a three-year operating cycle and small part-payments throughout the cycle in addition to the large up-front payment.

Exhibits

Comment No. 4

We refer to your exhibit index and exhibits to your Form F-1. We note certain exhibits listed in the exhibit index are not filed as exhibits (e.g. Deed for Transitional Services) and certain exhibits are filed as exhibits to your Form F-1 but are not listed in the exhibit index (e.g. Laboratory and Production Services Master Agreement). Accordingly, please reconcile your list of exhibits to your filed exhibits and please file any non-previously filed exhibits listed on your revised exhibit index. We also note the absence of any disclosure in the prospectus regarding your Laboratory and Production Services Master Agreement filed as Exhibit 10.12. Please advise us why this agreement was filed as an exhibit to your Form F-1.

Response:

The Company has revised the Exhibit Index in response to the Staff’s comment.

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If you have any questions regarding any of the responses in this letter or Amendment No. 1, please call me at (212) 506-2551.

Respectfully submitted,

/s/ David S. Bakst
David S. Bakst

Enclosures

cc:	James J. Noble
Chief Executive Officer
Adaptimmune Therapeutics plc